UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

July 16, 2021

All currency amounts are stated in United States dollars

METHANEX RESTARTS CONSTRUCTION ON GEISMAR 3 PROJECT AND INCREASES DIVIDEND

--- MAINTAINS FOCUS ON SHAREHOLDER VALUE AND INDUSTRY LEADERSHIP ---

•Conference call and webcast scheduled for Friday July 16, 2021 at 10:00am Eastern Time (7:00am Pacific Time)
•Presentation materials will be available at www.methanex.com/investor-relations today at approximately 8:00am Eastern Time (5:00am Pacific Time)

VANCOUVER, BRITISH COLUMBIA (July 16, 2021) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors unanimously approved two key decisions aligned with its capital allocation priorities:

•A restart of construction on the Company’s advantaged Geismar 3 project, and
•A reset of the quarterly dividend to $0.125 per share from $0.0375 per share

These decisions complement a separate announcement yesterday on an agreement with Mitsui O.S.K. Lines, Ltd. (MOL) on key commercial terms for a strategic shipping partnership. The agreement is expected to realize strategic benefits for our Waterfront Shipping business and unlock $145 million in non-dilutive capital to further strengthen our financial position.

John Floren, President & CEO of Methanex, commented, “We are very pleased to announce these important steps that we believe will deliver long-term value to our shareholders. The timing is right to restart construction on our Geismar 3 project as the methanol industry outlook is positive, we have a strong financial position to fund the project and the project has been significantly de-risked and is well positioned to be completed on-time and on budget. Geismar 3 will strengthen our asset portfolio as it will be one of our lowest cost plants, with access to abundant and low-cost natural gas and have one of the lowest CO2 emissions intensity profiles in the industry.”

“We expect our future cash generation capability will be enhanced by Geismar 3, a unique project with significant capital and operating cost advantages. Geismar 3 is our only major growth capital project expected over the next few years. We are pleased to announce an increase in our dividend, and we expect that Geismar 3 will support a substantial increase in our shareholder distribution potential in the years to come.”

Geismar 3 will benefit from favourable methanol industry fundamentals
Current methanol industry fundamentals are positive as growing methanol demand, low global inventory levels, ongoing industry supply challenges and a rising energy price environment have supported higher methanol prices. Over the medium term, we believe that the industry will need new supply to meet growing methanol demand.

We expect strong methanol demand growth of approximately 16 million tonnes or 20% (~4% CAGR) over the next five years. That compares with just 14 million tonnes of new industry capacity additions over that same period, including Geismar 3. With limited project commitments beyond 2022, industry operating rates will need to increase to meet growing demand.

Strong financial position to restart Geismar 3 construction
We recently completed deleveraging initiatives and credit facility amendments to further strengthen our balance sheet and enhance our financial flexibility:

•Repaid $173 million drawn on our Geismar 3 construction facility;
•Reduced the size of the Geismar 3 construction facility by $200 million to $600 million;
•Extended the maturity date on our $600 million Geismar 3 construction facility to 2025 from 2024; and
•Extended the maturity date on our $300 million revolving credit facility to 2026 from 2024.

These completed credit arrangements supplement the proceeds of $145 million from our strategic shipping partnership with MOL.

As a result, we have a healthy cash balance underpinned by access to $900 million of undrawn backup liquidity beyond the expected Geismar 3 construction period.

Geismar 3 is de-risked, on budget and on-track for commercial operations by late 2023/early 2024
We now estimate the total capital costs for the Geismar 3 project to be $1.25 to $1.35 billion, lower than our prior estimate of $1.3 to $1.4 billion. This revised estimate is based on a significant reduction in the project’s execution risk profile. We expect that approximately $435 million will be committed to the project as of the end of Q3 2021 through the care and maintenance period. We expect approximately $800 to $900 million of remaining capital costs after resuming construction in October 2021.

We plan to fund construction with cash on hand and future cash flow (without incurring incremental debt) at methanol prices of approximately $275 per tonne and higher. In addition, if sustained methanol prices are approximately $325 per tonne or higher, we anticipate that we will have the ability to further de-lever and increase shareholder distributions during the Geismar 3 construction period.

Commercial operations are targeted for the end of 2023 or early 2024.

Consistent capital allocation priorities with emphasis on financial flexibility
Our capital allocation priorities remain unchanged to (1) maintain our business, (2) pursue profitable growth opportunities, and (3) return excess cash to shareholders. Within this framework, we are increasing our emphasis on financial flexibility. This means that we will target higher cash balances, lower leverage and a greater weighting on flexible vehicles for distributions, such as share buybacks, on top of a sustainable dividend. Today, we reset our regular quarterly dividend to $0.125 per share from $0.0375 per share.

Conference call and webcast
Methanex management will host a conference call on Friday July 16, 2021 at 10:00am Eastern Time (7:00am Pacific Time).

Presentation materials can be found at www.methanex.com/investor-relations
To access the call:

•A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
•Dial the conferencing operator fifteen minutes before the start of the call at (416) 340-2217, or toll free at (800) 806-5484. Passcode 2006427#.
•A playback version of the conference call will be available until August 16, 2021 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 5267544#.

About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•the timing of the closing of the sale of a minority interest in our Waterfront Shipping subsidiary,
•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,
•our shareholder distribution strategy and expected distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 Project,
•global and regional economic activity (including industrial production levels) and GDP growth,

•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,
•the signing of definitive agreements and the receipt of regulatory and other customary approvals in respect of the sale of a minority interest in our Waterfront Shipping subsidiary,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and this Second Quarter 2021 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -
For further information, contact:
Investor inquiries:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
invest@methanex.com

Media Inquiries:
Jim Fitzpatrick
Director, Global Communications
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
publicaffairs@methanex.com

www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 16, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary